

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2015

Via E-mail
Lawrence A. Hilsheimer
Chief Financial Officer
Greif, Inc.
425 Winter Road
Delaware, Ohio 43015

Re: Greif, Inc.
Form 10-K for Fiscal Year Ended October 31, 2014
Filed January 21, 2015
File No. 1-00566

Dear Mr. Hilsheimer:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended October 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Results of Operations, page 21

Year 2014 Compared to Year 2013, page 22

1.   We note your foreign operations represent 55-58% of net sales for each of the three periods presented. Foreign earnings before income taxes has steadily declined as a percentage of total income before income tax expense for each period presented with fiscal year 2014 at (10.8)% of the total, fiscal year 2013 at 33% of the total, and fiscal year 2012 at 39.7% of the total. Please include a discussion and analysis of the impact your foreign operations are having on your consolidated results of operations along with

the material factors impacting your foreign results of operations, especially in light of the disparity in the percentage of total net sales versus total income before income tax expense. Please provide the discussion and analysis at the jurisdictional level. Please discuss the specific business, economic and competitive factors that caused the material increase in your US profit margin. The expanded disclosures should enable a reader to understand the magnitude of the impact of each material factor discussed. Also, please disclose whether these trends are expected to have a continuing impact on your future operating results. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

Segment Review, page 23

2.   In your letter dated October 23, 2014, you stated that you will quantify the impact of the factors disclosed as materially impacting the line items comprising income from continuing operations for each period presented at the consolidated level and the segment level. However, it does not appear as though you have consistently quantified the impact of material factors contributing the changes in line items. One example is your analysis of the increase in the Flexible Products & Services segment's operating loss for fiscal year 2014, in which you attribute the increase in loss to three factors but do not quantify any of these factors. As previously requested, please quantify the impact of each factor when multiple factors contribute to material changes in a line item. Please refer to the guidance in Items 303(a)(3)(i) and (iii) of Regulation S-K as well as Sections 501.04 and 501.12.b. of the Financial Reporting Codification.

Other Income Statement Changes, page 26

Income Tax Expense, page 26

3.   In your letter dated October 23, 2014, you provided us with the expanded disclosure you expected to include in your fiscal year 2014 Form 10-K for the analysis of your effective tax rate for fiscal years 2013 and 2012 in response to comment 7 in our letter dated September 25, 2014. Please tell us why you did not include this expanded disclosure in your fiscal year 2014 10-K.

4.   In your letter dated October 23, 2014, you stated that you will "include a more comprehensive analysis of the factors impacting [your] effective tax rate. To the extent that changes in the jurisdictional earnings mix and/or tax laws are a factor, [you] will provide an analysis of the jurisdictions that had a material impact on the rate change." You also stated that the increase in the valuation allowance were primarily attributable to Spain, France, Germany and Brazil due to the continued insufficient future income to support the realization of the corresponding deferred tax assets. While you did disclose the jurisdictions that caused the increase in the valuation allowance, there was no disclosure regarding the facts and circumstances that led to the conclusion that the foreign net operating losses for these jurisdictions are considered unrealizable using the

more likely than not scale. Whether you disclose in your results of operations or critical accounting policies section of MD&A, the material positive and negative factors that were assessed in determining the realizability of your deferred tax assets should be disclosed. For those material jurisdictions impacting your effective tax rate whether through an increase in the valuation allowance, differences in statutory rate, or volatility in income/(loss) before income tax expense, et cetera, disclosure should include those material jurisdictions' income/(loss) before income tax expense, statutory tax rate, and effective tax rate. Please refer to comments 3 and 7 in our letter dated September 25, 2014, along with your responses in your letter dated October 23, 2014, for additional guidance.

Net (income) loss attributable to noncontrolling interests, page 26

5.   We note your disclosure stating that net (income) loss attributable to noncontrolling interests was $46.6 million and ($2.8) million for fiscal years 2014 and 2013, respectively. Please expand your disclosure to explain the reasons for the significant amount of income allocated to noncontrolling interests for fiscal year 2014.

Financial Statements

Note 1 – Basis of Presentation and Summary of Significant Accounting Policies, page 50

Other Comprehensive Income, page 54

6.   In your letter dated October 23, 2014, you agreed to provide an analysis of the components of other comprehensive income materially impacting total comprehensive income for each period presented in response to comment 8 in our letter dated September 25, 2014. More specifically, you agreed to provide an analysis of the material changes that led to any recognized adjustments to the extent changes in minimum pension liabilities materially impacted comprehensive income. However, we did not note this analysis in your fiscal year 2014 Form 10-K. Please advise.

Form 10-Q for Fiscal Quarter Ended January 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Results of Operations, page 25

Segment Review, page 29

7.   In your press release dated March 4, 2015, you state that the decline in operating profit for the Rigid Industrial Packaging & Services segment for the first quarter of fiscal year 2015 as compared to the prior year period was due to (1) restructuring charges; (2) disposal of properties, plants, equipment, and businesses; (3) negative impact of foreign

currency translation; (4) higher health care and pension costs; and (5) lower gross margins in Europe and North America due to product mix. In your Form 10-Q, you attribute the decline in operating income for this segment to (1) margin compression from declining raw material inputs; (2) divestitures and facility closures (i.e., restructuring charges); (3) negative impact of foreign currency translation; and (4) gains on disposal of properties, plants, equipment and businesses. While three of the factors disclosed in the press release and the Form 10-Q are the same, there are two factors disclosed in the press release that were not included in the Form 10-Q and one factor in the Form 10-Q that was not included in the press release. Please help us understand why there appears to be an inconsistency between the press release and the Form 10-Q for the first quarter of fiscal year 2015. Please refer to comment 6 in our letter dated September 25, 2014, along with your response in your letter dated October 23, 2014, for providing an analysis of the material factors identified. Please also refer to comment 5 in our letter dated September 25, 2014, along with your response in your letter dated October 23, 2014, requesting that material factors include quantification of the impact to the line item.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Towner, Staff Accountant, at (202) 551-3744, or Tracey Houser, Staff Accountant, at (202) 551-3736 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3355 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief